EXHIBIT 99.2

NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis

For the three and nine months ended

September 30, 2025

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) was prepared by management of NXT Energy Solutions Inc. (“NXT”, “we”, “our” or the “Company”) based on information available as at November 12, 2025 and unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2025 (the “Consolidated Financial Statements”).  This MD&A covers the unaudited three-and nine months ended September 30, 2025, with comparative amounts for the unaudited three-and nine months ended September 30, 2024.

Our functional and reporting currency is the Canadian dollar. All references to “dollars”, “$” and “CDN$” in this MD&A are to Canadian dollars unless specific reference is made to United States dollars (“US$”).

NXT® and SFD® are registered trademarks of NXT in Canada and the United States.

Advisories

Forward-looking Information

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable securities laws. These statements typically contain words such as “anticipate”, “believe”, “would”, “could”, “should”, “estimate”, “expect”, “strategy”, “may”, “plan”, “ensure”, “will”, “remain”, “continue” and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document include, but are not limited to:

•	Execution of the African SFD® Surveys (as defined herein);
•	Execution of the AL-Haj Enterprises Private Limited SFD® Survey (as defined herein);
•	the Company’s ability to successfully work with Synergy and Ataraxia (each as defined herein) to develop future business in the African continent;
•	that the SFD® technology may reduce the need for seismic in wide-area reconnaissance;
•	receipt of funding under the NRC IRAP (as defined herein);
•	expectations regarding maintenance performed on the Company’s leased aircraft;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	expectations regarding the amortization of the Company’s intellectual property (“IP”) assets;
•	the Company’s ability to achieve the remaining milestone with respect to the consideration (as defined herein) owing to the estate of Mr. George Liszicasz, the future payment of such Consideration to the estate of Mr. George Liszicasz, and the satisfaction of the conditions thereto (including with respect to cash balances, receipt of funds, and the execution and completion of contracts);
•	the Company’s ability to use alternative strategies to reduce the volatility of US dollar liabilities;
•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;
•	the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;

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•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	expectations regarding competition within the industries in which the Company operates;
•	the Company’s ability to continue operating as a going concern;
•	the Company’s ability to continue making payments on its office lease, its aircraft lease and the effects of any default under either such lease;
•	the Company’s ability to pay amounts owing under the November Debentures (as defined herein);
•	expectations regarding the future conversion of the November Debentures into common shares of the Company;
•	the Company’s ability to repay the amounts owing under the HASCAP Loan (as defined herein) over the original ten-year period;
•	the Company’s belief that its current cash position is not expected to be sufficient to meet obligations and planned operations for the year beyond the date that the Consolidated Financial Statements have been issued;
•	expectations regarding the Company’s DCPs and ICFR (each as defined herein), including the Company’s ability to further adjust such DCPs and ICFR to mitigate material weaknesses going forward;
•	estimates related to the Company’s future financial position and liquidity, including certain contractual obligations; and
•	the Company’s general business strategies and objectives.

Such forward-looking information is based on several assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our belief that our SFD® technology is technically superior to other airborne survey systems;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	our assessment of the office lease being reasonable;
•	our assessment of potential indicators of impairment and recognition of SFD® related revenue;
•	the estimated minimum annual commitments for the Company’s lease components;
•	foreign currency exchange and interest rates;
•	general business, economic, and market conditions (including global commodity prices and inflation); and
•	approval of the next phase of the NRC IRAP project.

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned not to place any undue reliance on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure additional new revenue contracts;

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•	health, safety, and the environmental factors;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our IP and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a single aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	tariff and trade risks especially on oil and gas imports and operating and aircraft supplies;
•	the likelihood that the Company’s DCPs and ICFR (each as defined herein) will prevent or detect material misstatements in our consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices).

For more information relating to risks, see the section titled “Risk and Uncertainties” in this MD&A and the section titled “Risk Factors” in NXT’s most recently filed Annual Information Form (“AIF”).  Except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether because of new information, future events or otherwise.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Financial Outlook

This MD&A contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about expectations regarding financial results which are subject to the same assumptions, risk factors, limitations and qualifications as set out under the heading “Forward-Looking Information”.  The actual financial results of the Company may vary from the amounts set out herein and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and the FOFI contained in this MD&A has been approved by management as of the date hereof.  However, because this information is in part subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results.  Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.  FOFI contained in this MD&A has been made as of the date hereof and is provided for the purpose of providing further information about the Company’s anticipated future business operations. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Non-GAAP Measures

NXT’s accompanying Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The Company has consistently used US GAAP for the eight most recently completed quarters.

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This MD&A includes references to net working capital, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures being presented by other entities. Net working capital is the difference between current assets and current liabilities. It is composed of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, convertible debentures, the current portion of long-term debt and the current portion of the Company’s lease obligations. Net working capital can be used by investors and management to assess liquidity at a particular point in time. See “Liquidity and Capital Resources – Net Working Capital” for further information.

Description of the Business

NXT is a Calgary-based technology company whose proprietary airborne SFD® survey system (“SFD®”), applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT.

Financial and Operational Highlights

Key financial and operational highlights for Q3-25 are summarized below:

•	the Company recorded SFD®-related revenues of approximately $14.21 million for YTD 2025 versus $0.60 million for YTD 2024;
•	the Company recorded SFD®-related revenues of approximately $0.09 million for Q3-25 versus $nil for Q3-24;
•	in July 2025 the Company completed the integration phase of the Southeast Asia SFD® Survey (defined below);
•	cash and short-term investments as at September 30, 2025 were approximately $0.95 million;
•	net working capital was approximately $2.60 million at September 30, 2025, an increase of $9.28 since December 31, 2024;
•	cash flow provided by operating activities was approximately $0.73 million during YTD 2025, compared to $2.58 million used by operating activities in YTD 2024;
•	cash flow used by operating activities was approximately $1.08 million during Q3-25, compared to $1.32 million used by operating activities in Q3-24;
•	for YTD 2025 the net loss was $1.08 million, including non-cash charges for stock-based compensation expenses (“SBCE”), amortization expenses and remeasurement loss, all totaling approximately $7.97 million, versus a net loss of $6.28 million in YTD 2024;
•	for Q3-25 the net loss was $1.78 million, including SBCE, amortization expenses and remeasurement loss, all totaling approximately $0.22 million, versus a net loss of $1.48 million in Q3-24;
•	net loss per share for Q3-25 was $0.02 per share (basic and diluted), versus $0.02 per share (basic and diluted) in Q3-24;
•	net loss per share for YTD 2025 was $0.01 per share (basic and diluted), versus a net loss of $0.08 per share (basic and diluted) in YTD 2024;
•	general and administrative (“G&A”) expenses increased by approximately $0.45 million (15%) in YTD 2025 as compared to YTD 2024; and
•	G&A expenses increased by approximately $0.12 million (12%) in Q3-25 as compared to Q3-24.

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Key financial and operational highlights occurring after September 30, 2025 are summarized below:

•	the Company’s data acquisition team deployed to Pakistan to commence the SFD® survey for AL-Haj Enterprises Private Limited SFD® Survey (defined below); and
•	the Company once again was named a finalist for the Excellence in Energy - Upstream category at the 27th Annual Platts Global Energy Awards.

Discussion of Operations

SFD® Survey in Pakistan

On November 4, 2024, the Company announced that it entered into a contract to provide an SFD® survey for AL-Haj Enterprises Private Limited (the “AL-Haj Enterprises Private Limited SFD® Survey”). Data acquisition operations, as well as NXT’s interpretation of the survey results and recommendations with respect to such survey commenced in November 2025.

SFD® Surveys in Africa

On September 24, 2024, the Company announced that it entered into a contract with its Strategic Alliance Partner, Synergy, to provide a second SFD® survey for an oil and gas exploration company in Africa (the “African SFD® Survey”).  NXT has now completed SFD® data acquisition and interpretation of the African SFD® Survey, and recommendations with respect to such survey, are expected to be delivered during Q4-25.

On May 1, 2025, the Company announced that it has entered into an additional contract with Synergy, to provide an SFD® survey in Africa.  Data acquisition operations for this SFD® contract are expected to commence in the fourth quarter of 2025, and NXT’s interpretations and recommendations are expected to be delivered to the client in the first quarter of 2026.

SFD® Survey in Southeast Asia

On May 22, 2024, the Company announced that it entered a contract to provide an SFD® survey to an independent oil and gas exploration company in Southeast Asia (the “Southeast Asia SFD® Survey”).  Interpretation of the survey results and recommendations with respect to this survey were completed in July 2025.

Patents

As of the date of this MD&A, NXT has been granted SFD® patents on its SFD® technology in forty-seven jurisdictions, including Brazil (February 2022), India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention.

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Geothermal SFD® Survey in Alberta, Canada

On August 21, 2024, the Company announced that it entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc. (“AGRRI”).  The AGRRI survey is an important milestone in NXT’s development of the geothermal application of our SFD® technology; our first geothermal survey for a client. The value to NXT is to demonstrate the commerciality of SFD® in the geothermal domain.  The survey has been conducted, and results are being reviewed.

Geothermal Rights

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from NXT’s former Chairman, President and Chief Executive Officer (“CEO”), Mr. George Liszicasz (the “Former CEO”) on April 18, 2021.  One portion of the consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is still outstanding.  A US$200,000 payment will become due if the Company’s cash balance exceeds CDN$5,000,000 due to receipt of specifically defined funds from operations.  The Board has determined that it is not probable that the milestone will be achieved, and accordingly, it has not been recognized in the financials.

Progress continues with respect to the development of the geothermal sensor technology. The Company’s first project related to such technology with AGGRI is testing, identifying, and analyzing the desired elements of the SFD® geothermal sensor response over known geothermal areas, with the goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  As of the date of this MD&A, the Company funding for the next phase of the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) research has not been finalized due to its focus on executing contracted SFD® surveys.

Summary of Operating Results

(Figures are given in “$”)	Q3-25	Q3-24	YTD 2025	YTD 2024
SFD®-related revenue	91,922	-	14,212,469	602,072
Expenses:
SFD®-related costs, net	696,798	338,786	4,296,424	1,322,886
General and administrative expenses	1,122,666	1,003,871	3,439,472	2,987,220
Amortization	482,555	482,157	1,438,700	1,404,855
	2,302,019	1,824,814	9,174,596	5,714,961
Other Expenses (income):
Interest expense, net	38,201	223,214	483,530	525,982
Foreign exchange (gain) loss	(54,445)	(102,809)	(219,612)	7,195
Intellectual property and other	8,214	5,526	25,017	149,024
Loss (gain)on fair value remeasurement	(421,027)	(473,345)	5,828,118	482,123
	(429,057)	(347,414)	6,117,053	1,164,324

Loss before income taxes	(1,781,040)	(1,477,400)	(1,079,180)	(6,277,213)

Income tax expense	-	-	-	-

Net loss and comprehensive loss	(1,781,040)	(1,477,400)	(1,079,180)	(6,277,213)

Loss per share – basic	$ (0.02)	$ (0.02)	($ 0.01)	$ (0.08)
Loss per share – diluted	$ (0.02)	$ (0.02)	($ 0.01)	$ (0.08)

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During YTD 2025 NXT continued to diversify its sources of revenue through contracts in several regions allowing it to reduce concentration risk in a single geography and also showing the broader acceptance of the SFD® technology.

Quarterly operating results. Net loss for Q3-25 compared to Q3-24 was higher by $303,640.  The Company recorded SFD®-related revenues in Q3-25 from the Southeast Asia SFD® survey.  SFD®-related costs, net increased due to costs to support the SFD® surveys and planned aircraft maintenance costs between the SFD® surveys.  G&A expenses increased by $118,795 or 12%, compared to Q3-24, due to increased business activity and SBCE increasing due to the increase in the price of the Company’s common shares.  Interest expense decreased 185,013 (83%) in Q3-25 versus Q3-24, due to the conversion of convertible debentures in Q2-25 and Q3-25.  A foreign exchange gain of $54,445 was recorded in Q3-25 as the CDN$ weaken versus the US$ by 2.3% since June 30, 2025 and the Company holding net US$ assets.  Intellectual property and other, are related mostly to SFD® patent activity in Q3-25.  More details on each line item are provided below.

Year-to-date operating results.  Net income for YTD 2025 compared to YTD 2024 increased by $5,198,033 or by $0.07 per share-basic and share-diluted.  The Company recorded SFD®-related revenue in both years.  In YTD 2025 SFD®- related revenue was from both the African SFD® survey and the Southeast Asia SFD® survey.   In YTD 2024 SFD®-related revenue was for the Turkish SFD® Surveys.  The increase in SFD®-related costs, net, were the additional costs incurred on the larger 2025 SFD® surveys and maintenance costs.  Also, SFD®-related costs, net during Q1-24 included payments for the aircraft lease.  As of Q2-24 payments were applied to the lease liability and not expensed, as it became a finance lease.  G&A expenses increased by $452,252 (17%), compared to YTD 2024, due to increased business activity, related support costs and SBCE increasing due to the appreciation in the price of the Company’s common shares.  Amortization expense increased $33,845 due to the aircraft now being treated as a finance lease and increased investments in SFD® survey equipment.  Interest expense decreased $42,452 (8%) in YTD 2025 versus YTD 2024, due to the conversion of convertible debentures in Q2-25 and Q3-25. Foreign exchange loss (gain) improved by $226,807 as convertible debentures were converted at a favourable exchange rate. Due to the significant increase in the price of the Company’s common shares during YTD 2025, the Company recognized a non-cash loss of $5,828,118 on the fair value remeasurement of debentures.  As the share price increased, the fair value of the convertible debentures also increased.  Intellectual property and other are related mostly to SFD® patent activity.  In YTD 2024 the Company recorded a loss on disposal of assets and lease modifications.  More details on each line item are provided below.

SFD®-Related Costs, Net

SFD®-Related Costs (Figures are given in “$”)	Q3-25	Q3-24	Net change	%1.
Aircraft operations	420,043	334,467	85,576	26
Survey projects	276,755	4,319	272,436	6,308
Total SFD®-related costs, net	696,798	338,786	358,012	106

1.	Percentages disclosed are approximate figures.

SFD®-Related Costs (Figures are given in “$”)	YTD 2025	YTD 2024	Net change	%1.
Aircraft lease costs	-	91,237	(91,237)	(100)
Aircraft operations	2,234,626	1,071,740	1,162,886	109
Survey projects	2,061,798	159,909	1,901,889	1,189
Total SFD®-related costs, net	4,296,424	1,322,886	2,973,538	225

1.	Percentages disclosed are approximate figures.

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SFD®-related costs include aircraft charter costs (net of charter hire reimbursements), lease expenses, and aircraft operation and maintenance costs.

Aircraft operations were $85,576 (26%) higher as maintenance was performed after the Southeast Asia SFD® survey and to prepare the aircraft for both the AL-Haj Enterprises Private Limited SFD® Survey and upcoming second African SFD® Survey.  Survey project costs were $272,436 higher versus Q3-24 as the Company incurred costs to complete the Southeast Asia SFD® survey and positioned the aircraft both the AL-Haj Enterprises Private Limited SFD® Survey and upcoming second African SFD® Survey.

In YTD 2025, aircraft lease costs were $nil because as of March 22, 2024, the Company extended its aircraft lease for an additional three years and converted the lease into a finance lease.  Please see the section “Contractual Obligations – Leases”.  Aircraft operations were $1,162,886 (109%) higher as scheduled maintenance was performed on the aircraft after the African SFD® and Southeast Asia surveys.  Survey project costs were $1,901,889 (approximately 1,189%) higher versus YTD 2024 as the Company incurred costs for the two SFD® surveys in YTD 2025 versus one in YTD 2024.

G&A Expenses

G&A Expenses (Figures are given in “$”)	Q3-25	Q3-24	Net change	%1.
Salaries, benefits and consulting charges	517,714	484,558	33,156	7
Board and professional fees, public company costs	166,310	226,524	(60,214)	(27)
Premises and administrative overhead	187,983	168,037	19,946	12
Business development	89,287	90,447	(1,160)	(1)
Stock-based compensation	161,372	34,305	127,067	370
Total G&A Expenses	1,122,666	1,003,871	118,795	12

1.	Percentages disclosed are approximate figures.

G&A Expenses (Figures are given in “$”)	YTD 2025	YTD 2024	Net change	%1.
Salaries, benefits and consulting charges	1,176,084	1,409,606	(233,522)	(17)
Board and professional fees, public company costs	711,530	627,073	84,457	13
Premises and administrative overhead	583,057	591,952	(8,895)	(2)
Business development	270,351	187,068	83,283	45
Stock-based compensation	698,450	171,521	526,929	307
Total G&A Expenses	3,439,472	2,987,220	452,252	15

1.	Percentages disclosed are approximate figures.

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G&A expenses increased $118,795, or approximately 12% in Q3-25 compared to Q3-24 for the following reasons:

•	salaries, benefits, and consulting charges increased $33,156 or approximately 7%, due to vacation timing and inflation;

•	Board and professional fees and public company costs decreased $60,214 or approximately 27%, due to five board member taking fees as SBCE and reduced professional and legal fees;

•	premises and administrative overhead costs increased $19,946 or approximately 12% due to increased software support costs for SFD® given the increase in business activity;

•	business development costs decreased slightly by 1%. Customer engagement was significant in both Q3-25 and Q3-24; and

•	SBCE’s were higher in Q3-25 versus Q3-24 by $127,067 or approximately 370%, because the Company recognized expense related to both the Company 2023 Options and 2025 Options (both defined below). Also, DSU, RSU, and ESP Plan costs have all increased due to increased participation and share price increases. Please see the next section “Discussion of Operations – Stock-based Compensation Expenses” for further information and detail on the SBCE.

G&A expenses increased $452,252 or 15%, in YTD 2025 compared to YTD 2024 for the following reasons:

•	salaries, benefits, and consulting charges decreased $233,522 or 17%, due to salaries being allocated to SFD®-related costs to support the SFD® surveys, offset by commissions accrued for the Southeast Asia SFD® Survey;

•	board and professional fees and public company costs increased $84,457 or 13%, due to SEC related regulatory costs, offset partially by some board fees being taken as SBCE;

•	premises and administrative overhead costs decreased $8,895 or 2%, due to the 30% space reduction as of May 1, 2024. This was partially offset by additional SFD® survey software expenditures as the Company prepared for its SFD® surveys;

•	business development costs increased 83,283 or 45% due to increased travel to finalize, and plan upcoming SFD® survey contracts; and

•	SBCE’s were higher in YTD 2025 versus YTD 2024 by $526,929 or 307%, as the Company began to recognize the first vesting milestone of the Incentive Options during Q2-24. This was offset by services performed by a marketing consultant during Q1-24. Please see the next section “Discussion of Operations– Stock-based Compensation Expenses” for further information on the SBCE.

Stock-based Compensation Expenses

Stock-based Compensation Expenses(Figures are given in “$”)	Q3-25	Q3-24	Net change	% 1.
Stock Option Expense	29,758	10,091	19,667	195
DSUs	38,750	-	38,750	100
RSUs	83,159	10,227	72,932	713
ESP Plan	9,706	13,987	(4,281)	(31)
Total SBCE	161,373	34,305	127,068	370

1.	Percentages disclosed are approximate figures.

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Stock-based Compensation Expenses (Figures are given in “$”)	YTD 2025	YTD 2024	Net change	%1.
Stock Option Expense	234,958	66,526	168,432	253
DSUs	116,250	-	116,250	100
RSUs	311,204	41,701	269,503	646
ESP Plan	36,038	30,928	5,110	17
Consultant Compensation	-	32,366	(32,366)	(100)
Total SBCE	698,450	171,521	526,929	307

1.	Percentages disclosed are approximate figures.

SBCE varies in any given quarter or year as it is a function of several factors, including the number of units of each type of stock-based compensation issued in the period and the amortization term based on the number of years for full vesting of the units.

SBCE is also a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT’s trailing common share price.  For cash-settled stock-based compensation awards variability will occur based on changes to observable prices.

Stock options granted generally expire, if unexercised, five years from the date granted, and entitlement to exercise them generally vests at a rate as determined by the Board.  On January 6, 2023, the Company granted 2,050,000 incentive stock options at a strike price of $0.216 to employees, officers and directors (the “2023 Options”).  The 2023 Options vest upon the occurrence of several milestones relating to the cash received for SFD® services performed as follows:  (i) one-third of the 2023 Options vest upon the collection of US$6.5 million for SFD® services performed; (ii) one-third of the 2023 Options vest upon the collection of the next US$7.0 million for SFD® services performed; and (iii) the final one-third of the 2023 Options vest upon collection of an additional US$7.5 million for SFD® services performed.  The Company has reached the first milestone of collecting US$6.5 million for the 2023 Options.  The Company estimates that it should reach the remaining two milestones by Q1-26.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company (the “2025 Options”). The 2025 Options will vest upon the Company achieving a trailing twelve-month free cash flow per share of $0.10.  The Company currently estimates that it will achieve this target of $0.10 during 2025.

The deferred share unit (“DSUs”) plan (the “DSU Plan”) is a long-term plan that permits the grant of DSUs to directors that wish to take their director fees in DSUs instead of cash. One DSU converts to one common share at the retirement, resignation, or death of the Board member.  Five directors elected to received their fees as DSUs during YTD 2025.

Restricted Share Units (“RSUs”) entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common shares upon vesting of such RSUs or a cash payment equal to the value of the underlying shares.  The RSUs vest at a rate of one-third on the first, second and third anniversaries of the date of grant. The Company has historically settled the exercise of vested RSUs with common shares and cash.  On February 21, 2024, the Company granted 1,035,000 RSUs to employees and officers which will vest over a three-year period.  On February 24, 2025, the Company granted 1,875,000 RSUs to employees and officers which will vest over a three-year period.

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The Employee Share Purchase Plan (the “ESP Plan”) allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the Toronto Stock Exchange. In 2024 and YTD 2025, the Company elected to issue common shares from the treasury.

On October 1, 2023, the Company entered into a service agreement with a marketing consultant to provide sales and market services to introduce potential customers to the SFD® technology, attend trade shows, and update the Company’s market systems.  The consultant agreed to be compensated in common shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.  On December 31, 2024, a total of 634,439 common shares were due to the marketing consultant. On January 29, 2025, the 634,439 common shares were issued to the marketing consultant.

SBCE in Q3-25 was higher compared to Q3-24 by $127,068 or approximately 370% as the Company is recognizing the expense for both the 2023 Options and the 2025 Options, versus only the 2023 Options in Q3-24.  The Company has determined that it is probable that it will reach the vesting targets for both option grants. In addition, five directors received their fees as DSUs during Q3-25, versus none in Q3-24.  Also, the ESP Plan costs increased as employee contributions decreased in Q3-25 versus Q3-24.  The RSU expense in Q3-25 reflected the costs of two RSU grants versus one in Q3-24 and a higher share price.

SBCE in YTD 2025 was higher compared to YTD 2024 by $526,929 or 307%. The Company began to recognize the expense for both the 2023 Options and the 2025 Options, versus only the 2023 Options in YTD 2024.  In addition, five directors received their fees as DSUs during YTD 2025, versus none in YTD 2024.  Also, the ESP Plan costs increased as employee contributions increased in YTD 2025 versus YTD 2024.  The RSU expense in YTD 2025 reflected the costs of two RSU grants versus one in YTD 2024 and a higher share price.

Amortization

Amortization (Figures are given in “$”)	Q3-25	Q3-24	Net change	%1.
Property and equipment	57,927	57,529	398	1
Intellectual property	424,628	424,628	-	-
Total Amortization	482,555	482,157	398	0

1.	Percentages disclosed are approximate figures.

Amortization (Figures are given in “$”)	YTD 2025	YTD 2024	Net change	%1.
Property and equipment	164,815	130,970	33,845	26
Intellectual property	1,273,885	1,273,885	-	0
Total Amortization Expenses	1,438,700	1,404,855	33,845	2

1.	Percentages disclosed are approximate figures.

Property and equipment and related amortization expense. Property and equipment amortization was higher in YTD 2025 compared to YTD 2024 as the Company converted its aircraft lease to a finance lease in Q2-24, and as a result, began to record the amortization of the aircraft as a depreciating expense over the estimated remaining useful life of the aircraft.

IP and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, the Former CEO, on August 31, 2015.  The value attributed to the acquired IP assets was $25.3 million. The IP assets are being amortized on a straight-line basis over a fifteen-year period (future amortization expense of $1,685,000 per year).

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 12

The Company acquired the SFD® technology for the Geothermal Rights from the Former CEO on April 18, 2021. The Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a five-year aggregate total of $68,902.

IP is subject to ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in YTD 2025 or YTD 2024.

Other Expenses (Income)

Other Expenses (Figures are given in “$”)	Q3-25	Q3-24	Net change	%1.
Interest expense, net	38,201	223,214	(185,013)	(83)
Foreign exchange gain	(54,445)	(102,809)	48,364	47
Intellectual property and other	8,214	5,526	2,688	49
Loss (gain) of fair value remeasurement	(421,027)	(473,345)	52,318	(11)
Total other expenses, net	(429,057)	(347,414)	(81,643)	(24)

1.	Percentages disclosed are approximate figures.

Other Expenses (Figures are given in “$”)	YTD 2025	YTD 2024	Net change	%
Interest expense, net	483,530	525,982	(42,452)	(8)
Foreign exchange loss (gain)	(219,612)	7,195	(226,807)	(3,152)
Intellectual property and other	17,881	13,539	4,342	32
Loss of fair value remeasurement	5,828,118	482,123	5,345,995	1,109
Loss on disposal of assets & lease modifications	7,136	135,485	(128,349)	(95)
Total Other Expenses, net	6,117,053	1,164,324	4,952,729	425

1.	Percentages disclosed are approximate figures.

Interest expense, net. This category of other expenses includes interest expense from long-term debt and convertible debentures netted by interest income earned on guaranteed investment certificates.

Interest expense decreased 185,013 (83%) in Q3-25 versus Q3-24, due to the conversion of convertible debentures in Q2-25 and Q3-25.

Interest expense decreased $42,452 (8%) in YTD 2025 versus YTD 2024, due to the conversion of convertible debentures in Q2-25 and Q3-25.

Foreign exchange loss (gain). This category includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$.  The Company held net US$ assets at September 30, 2025, which included accounts receivable, cash and cash equivalents, accrued liabilities, convertible debentures, US$ lease obligations, and the security deposit for the aircraft, all of which influence the unrealized foreign exchange gain and loss.  Given the net US$ assets at September 30, 2025, and a weakening of the CDN$ by 2.3% since June 30, 2025, the Company recorded a foreign exchange gain in Q3-25.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 13

Even though the CDN$ strengthen versus the US$ by 3.3% since December 31, 2024, the Company still recorded a foreign exchange gain in YTD 2025 as the conversion of the debentures was at a higher CDN$/US$ exchange rate.  For Q3-24 the exchange gain was the result of (i) the 1.4% stronger CDN$ to US$ between September 30, 2024 and June 30, 2024 and (ii) the Company having a significant net liability in US For YTD 2024 the exchange loss was the result of (i) the 2.1% weaker CDN$ to US$ between September 30, 2024 and December 31, 2023 and (ii) the Company having a net liability in US$.

The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

IP and other. This category of other expenses primarily includes costs related to IP filings and research and development activity related to the SFD® technology.

In YTD 2025 and YTD 2024 the Company’s IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

Loss on fair value remeasurement. The Company recognized a gain of $421,027 in Q3-25, and a loss of 5,828,118 YTD 2025 on the fair value remeasurement of the November Debentures (as of September 30, 2025) and also on the debentures converted to common shares (as at June 26, 2025 and September 23, 2025) which have been revalued at their fair value, using level 3 inputs which include the market price, volatility and conversion price of the Company’s common stock as at June 26, September 23, and September 30, 2025. As the share price increased, the fair value of the convertible debentures also increased.

Loss on disposal of assets & lease modifications.  During Q2-24 the Company reduced its office space by approximately 31% and extended its office lease until September 2030.  In Q1-24, the Company extended its Aircraft lease for three years, until March 28, 2027.  As a result, the Company recognized a loss on lease modifications in YTD 2024.

Income Tax Expense

There was no income tax expense in YTD 2025 or YTD 2024.

Competition

NXT’s SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that it believes is technically superior to other airborne survey systems. To the Company’s knowledge, there is no other company employing technology comparable to its SFD® survey system for oil and natural gas and geothermal exploration.

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. NXT’s system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure, and selecting drilling locations. The seismic industry is competitive with many international and regional service providers.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 14

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (that is, a tract over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time, and impose a much greater negative impact on local communities and the environment. Deploying an SFD® survey first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance, and environmental impact required to locate and qualify a prospect.

The energy industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting, and structural development.

Risk and Uncertainties

Hydrocarbon and geothermal exploration operations involve several risks and uncertainties that may affect the Consolidated Financial Statements and are reasonably likely to affect them in the future.  These risks and uncertainties are discussed in detail in NXT’s AIF for the year ended December 31, 2024, “Section 5 Risk Factors”, dated March 27, 2025, and available as an electronic copy on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

We caution that the factors referred to in the AIF and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in the rapidly changing business environment.

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows:

(Figures are given in “$”)	Q3-25	Q2-25	Q1-25	Q4-24
SFD®-related revenue	91,992	1,656,476	12,464,071	42,222
Net (loss) income	(1,781,040)	(6,982,658)	7,684,518	(2,800,582)

(Loss) income per share – basic	(0.02)	(0.08)	0.10	(0.04)
(Loss) income per share – diluted	(0.02)	(0.08)	0.08	(0.04)

(Figures are given in “$”)	Q3-24	Q3-24	Q1-24	Q4-23
SFD®-related revenue	-	-	602,072	2,145,716
Net loss	(1,477,400)	(3,013,213)	(1,786,600)	(425,701)

Loss per share – basic	(0.02)	(0.04)	(0.02)	(0.01)
Loss per share – diluted	(0.02)	(0.04)	(0.02)	(0.01)

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 15

During Q3-25, the loss was driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys.  During Q2-25, the Company recorded a net loss due to the fair value remeasurement on the convertible debentures.  During Q1-25, the Company’s earned net income due to the African SFD® Survey.  During Q4-24, the Company’s net loss increased due to unrealized foreign exchange losses due to the weakening CDN$ and interest increases due to the issuance of the 2024 Ataraxia Debenture.  In Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$.  In Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, recognized a loss for the fair value remeasurement of the convertible debentures, related increased interest expense, and unrealized foreign exchange loss increased due to the net US$ liabilities held by the Company.  In Q1-24, SFD® related-revenues were from the Turkish SFD® Survey.  Net loss reflected higher SFD®-related costs, net due to the Turkish SFD® Survey an additional headcount, sales commissions and higher business development travel costs as well as interest expense due to the Debentures issued during 2023 and 2024 financial years.  In Q4-23, the Company earned SFD®-related revenue and incurred SFD®-related costs due to the Turkish SFD® Survey, which reduced its net loss versus the previous six quarters.  In each quarter between Q4-23 and Q4-24, the Company incurred net losses due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items such as SBCE, which can be a significant expense in any given quarter.  More details are provided below:

•	In Q3-25, the Company recorded a net loss of $1,781,040 driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys. The Company recorded SFD®-related revenues in Q3-25 from the Southeast Asia SFD® survey and SBCE increasing due to the increase in the price of the Company’s common shares;
•	In Q2-25, the Company recorded a net loss of $6,982,658. The Q2-25 loss was attributed to the non-cash fair value adjustment to the convertible debentures, given the significant increase in the price of the Company’s common shares;
•	In Q1-25, the Company earned net income due to the African SFD® Survey and incurring a foreign exchange gain due to the US$ accounts receivable balance. This was offset partially by the loss for the fair value remeasurement of the convertible debentures;
•	In Q4-24, the Company incurred additional interest costs due to the addition of US$900,000 of convertible debentures and the 6.5% weakening of the CDN$ during the quarter with the debentures increasing the net US$ liability. The Company also recognized a gain for the fair value remeasurement of debentures;
•	in Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$;
•	in Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, interest expense increased and fair value remeasurement due to the addition of the convertible debentures, and with the strengthening US$ versus the CDN$ unrealized foreign exchange loss increased due to the net US$ liabilities;
•	in Q1-24, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey. G&A increased due to an additional headcount and business development costs. Interest expense increased due to the issuance of the November Debentures (defined below); and
•	in Q4-23, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey and therefore, reduced the Q4-23 loss versus the previous five quarters. Interest expenses increased due to the issuance of the November Debentures.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 16

Liquidity and Capital Resources

Going Concern

The Consolidated Financial Statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the Consolidated Financial Statements have been issued.

During 2024 the Company completed an SFD® survey and had received deposits on three other SFD® surveys to be executed in 2025 (the “2025 SFD® Surveys”).   As of the date of these financial statements, the Company has finished one of those SFD® surveys and the interpretation phase of another of the 2025 SFD® Surveys.  In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately $8,192,559.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

NXT’s cash and cash equivalents and short-term deposits as at September 30, 2025, totaled $0.95 million.  Net working capital totaled $2.60 million.  See the information in the section “Liquidity and Capital Resources – Net Working Capital” for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through NXT’s normal practice of obtaining advance payments and progress payments from customers throughout the course of projects, which often span three to four months. In addition, where possible, risk of default on client billings are mitigated using export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except if the Company were to default on its office lease, where the current month’s rent plus the next three months would become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the lessor.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 17

Net Working Capital (Non-GAAP Measure)

Net Working Capital (Figures are given in “$”)	September 30, 2025	December 31, 2024	Net Change	%1.
Current assets (current liabilities)
Cash and cash equivalents	946,382	730,395	215,987	30
Accounts receivable and contract assets	5,490,262	105,858	5,384,404	5,086
Prepaid expenses and deposits	159,025	274,799	(115,774)	(42)
Accounts payable and accrued liabilities	(1,771,455)	(1,233,974)	(537,481)	44
Deferred revenue	(69,512)	(840,768)	771,256	92
Current portion of convertible debentures	(1,304,181)	(4,915,248)	3,611,067	73
Current portion of long-term debt	(111,111)	(111,111)	-	-
Current portion of lease obligation	(738,984)	(693,607)	(45,377)	(7)
Total Net Working Capital	2,600,426	(6,683,656)	9,284,082	139

1.	Percentages disclosed are approximate figures.

NXT had net working capital of $2,600,426 as at September 30, 2025.

Net working capital as at September 30, 2025, compared to December 31, 2024, increased by $9,284,082, or 139%.  Funds were received from the African SFD® Survey as well as a corresponding increase in accounts receivables.  Funds were used to settle accounts payable and scheduled lease obligations.  Accounts payable and accrued liabilities increased due to costs accrued for the upcoming SFD® Surveys and aircraft scheduled maintenance.  Deferred revenue decreased 92% as the both the African SFD® Survey and the Southeast Asia SFD® Survey were flown in YTD 2025.  Convertible debentures decreased 73% as debentures were converted to common shares in YTD 2025.  This was offset by the increase in fair value of the remaining debentures given the common share price increase during 2025.  Please see “Advisories – Non-GAAP measures” for further information.

Accounts Payable and Accrued Liabilities

(Figures are given in “$”)	September 30, 2025	December 31, 2024	Net Change	%1.
Trade accounts payable	(636,913)	(342,189)	(294,724)	(86)
Accrued liabilities	(402,975)	(109,943)	(293,032)	(267)
Accrued interest	(11,766)	(109,028)	97,262	89
Accrued directors’ fees payable	(268,718)	(201,218)	(67,500)	(34)
Salaries payable	(17,625)	(312,119)	294,494	94
Vacation pay accrued	(97,393)	(88,042)	(9,351)	(11)
RSU and ESP Plan liability	(336,065)	(71,435)	(264,630)	(370)
Total accounts payable	(1,771,455)	(1,233,974)	(537,481)	(44)

1.	Percentages disclosed are approximate figures.

Accounts payable and accrued liabilities increased by $537,481 or approximately 44%, as at September 30, 2025, compared to December 31, 2024, for the following reasons:

•	trade accounts payable increased by $294,724, or approximately 86%, as the Company incurred costs for the upcoming SFD® Surveys;

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 18

•	accrued liabilities increased by $293,032, or approximately 267%, due to accrued costs for upcoming SFD® Surveys and estimated costs for aircraft maintenance;
•	accrued interest decreased $97,262 or approximately 89% due to the conversion of debentures into common shares, thereby reducing interest expense;
•	accrued directors’ fees payable increased by $67,500, or approximately 34% as the Company continued to defer cash payments on director fees for those directors electing to not received DSUs as compensation;
•	salaries payable decreased by $294,494, or approximately 94%, as the Company paid all the deferred salary that was outstanding as at December 31, 2024;
•	vacation pay accrued increased by $9,351, or approximately 11%, due to the timing of vacations and staff performing SFD® surveys during prime vacation periods; and
•	RSU and ESP Plan liability increased $264,630 or approximately 370% due to the increase in common share market price since December 31, 2024, resulting in a higher accrual per RSU unit.

Cash Flow

Cash Flow-from/(used in) (Figures are given in “$”)	Q3-25	Q3-24	YTD 2025	YTD 2024
Operating activities	(1,079,420)	(1,320,888)	731,832	(2,580,785)
Financing activities	(161,612)	(156,678)	(405,957)	3,159,687
Investing activity	165,797	-	(89,446)	(95,446)
Effect of foreign exchange changes on cash	74,084	(12,905)	(20,442)	(10,198)
Net source (use) of cash	(1,001,151)	(1,490,471)	215,987	473,258
Cash and cash equivalents, start of period	1,947,533	2,365,442	730,395	401,713
Cash and cash equivalents, end of period	946,382	874,971	946,382	874,971
Short-term investments, end of period	-	67,544	-	67,544
Total cash and short-term investments, end of the period	946,382	942,515	946,382	942,515

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, funds from and repayment of financings and property, and plant and equipment investments.  Further information on the net changes in cash, by each of the operating, financing, and investing activities, is as follows:

Operating Activities (Figures are given in “$”)	Q3-25	Q3-24	YTD 2025	YTD 2024
Net loss for the period	(1,781,040)	(1,477,400)	(1,079,180)	(6,277,213)
Total non-cash expense and lease items	82,402	(63,912)	7,570,164	2,242,394
Operating activities before change in non-cash working capital balances	(1,698,638)	(1,541,312)	6,490,984	(4,034,819)
Change in non-cash working capital balances	619,218	220,424	(5,759,152)	1,454,034
Total cash used in operating activities	(1,079,420)	(1,320,888)	731,832	(2,580,785)

Operating cash flow improved by $3,312,617 in YTD 2025 versus YTD 2024, and $241,468 in Q3-25 as compared to Q3-24 due to receipts for the AfricanSFD® Survey.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 19

Financing Activities (Figures are given in “$”)	Q3-25	Q3-24	YTD 2025	YTD 2024
Repayment of long-term debt	(27,778)	(27,777)	(83,334)	(83,333)
Proceeds from stock compensation plans	9,706	13,985	95,456	30,927
Proceeds from convertible debentures	-	(21,615)	-	3,450,463
Repayment of lease obligations	(143,540)	(121,271)	(418,079)	(238,370)
Total cash from financing activities	(161,612)	(156,678)	(405,957)	3,159,687

Proceeds were received from employees under the ESP Plan and stock option exercises.  Proceeds from convertible debentures were received in YTD 2024.  Repayment of lease obligations increased as the Company’s revised aircraft lease converted into a finance lease in 2024.  Please see the section “Contractual Obligations Leases”

Investing Activity (Figures are given in “$”)	Q3-25	Q3-24	YTD 2025	YTD 2024
Purchase of property, plant & equipment	(48,143)	-	(89,446)	(27,029)
Redemption (purchase) of short-term investments	213,940	-	-	(68,417)
Total cash used in (from) investing activity	165,797	-	(89,446)	(95,446)

The Company upgraded certain SFD® equipment in YTD 2025 and YTD 2024 to enhance data acquisition of SFD® surveys. The Company also purchased and used US$ short-term investments to segregate funds that mature just prior to monthly payment obligations for the Aircraft Lease.

Contractual Obligations

Leases

Office Lease.  The Company has a lease until September 30, 2030, for its current office space.  Additional terms of the lease include an implied interest rate of 10% and monthly payments of $19,771.

Aircraft Lease.  On March 22, 2024, the Company extended its aircraft lease for three years, until March 28, 2027.  The Company will own the aircraft at the end of the lease term.  Terms of the lease extension include an interest rate of 12% and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft only at any of the remaining dates: March 28, 2026 or September 28, 2026.  The purchase price would be the amortized value of the lease liability, plus a four-month interest penalty.  The lease is being treated as a finance lease.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 20

The estimated minimum annual commitments for the Company’s lease components as at September 30, 2025, are listed in the following table:

Lease payments[1]	Office	Operating Costs	Aircraft [2]	Printer	Total
2025	59,313	40,850	167,853	856	268,872
2026	237,252	163,401	671,414	3,139	1,075,206
2027	237,252	163,401	112,861	-	513,514
2028	237,252	163,401	-	-	400,653
2029	237,252	163,401	-	-	400,653
2030	177,939	122,551	-	-	300,490
Total	1,186,260	817,005	952,128	3,995	2,959,388

1.	Figures are given in $.
2.	US$ payments have been converted to CDN$ at a rate of 1.3922.

Debentures

Repayment of principal and interest as of September 30, 2025	US$	CDN$[1]
2025	162,193	225,806
2026	305,450	425,247
Total principal and interest payments	467,643	651,053
Less interest	(19,643)	(27,348)
Principal remaining	448,000	623,705
Accumulated change in fair value of convertible debentures	488,785	680,486
Fair value of convertible debentures	936,785	1,304,191

1.	US$ payments have been converted to CDN$ at a rate of 1.3922.

Between November 8, 2023, and January 11, 2024, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of a multi-tranche unsecured convertible debenture (the “November Debentures”).  The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance.  Directors of NXT purchased $US147,000 of the November Debentures (approximately CDN$196,686).  On June 26, 2025, US$1,347,000 of the November Debentures were converted into common shares of NXT.  The remaining US$448,000 of the November Debentures are convertible into common shares at a fixed conversion price of US$0.1808 allowing the subscribers to obtain an aggregate of up to 2,477,876 common shares.  The November Debentures are unsecured.

Debenture Conversion

On May 30, 2025, Ataraxia Capital (“Ataraxia”) converted US$2,300,000 of convertible debentures into 13,540,208 commons shares and on June 26, 2025, MCAPM LP and Michael P. Mork (“Mork Capital”) converted US$3,375,000 of convertible debentures into 15,605,088 common shares. On September 23, 2025, US$49,000 face value of the November Debentures subscribed to by Directors of NXT were converted into 271,017 common shares of NXT at a conversion price of US$0.1808.

Mork Capital currently owns 30,526,321 common shares. This represents approximately 28.0% of the issued and outstanding common shares as of the date of this MD&A.

Ataraxia currently owns 13,540,208 common shares. This represents approximately 12.4% of the issued and outstanding common shares as of the date of this MD&A.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 21

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds common shares representing at least 5% of the outstanding common shares of the Company.

The Investor Rights Agreement is publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the Business Development Bank of Canada’s HASCAP Loan. The HASCAP Loan is a $1,000,000 non-revolving ten-year term credit facility with an interest rate of 4%.  Repayment terms were interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years.  The HASCAP Loan is secured by a general security agreement and is guaranteed by the Business Development Bank of Canada.

Repayment of long-term debt principal and interest: (Figures are given in “$”)
2025	33,981
2026	133,148
2027	128,704
2028	124,259
2029	119,815
2030 to 2031	162,130
Total principal and interest payments	702,037
Less interest	(72,408)
Total principal remaining	629,629
Current portion of long-term debt	111,111
Non-current portion of long-term debt	518,518

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs as per NXT’s office lease agreement.  If the Company were to default on its office lease, the current month’s rent including operation costs plus the next three months become immediately due.  Operating cost amounts are disclosed in the section “Liquidity and Capital Resources – Contractual Obligations.”

NXT pays an estimated operating cost during the current year but has the obligation to pay the actual operating costs incurred as defined in the office lease in the first quarter of the following year if the estimate was low.  Conversely, it will receive a refund if the estimate was too high. Currently, the Company believes that the operating cost estimate is reasonable and is consistent with discussions with the landlord under the Company’s office lease.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 22

Transactions with Related Parties

Related party fees incurred were as follows:

(Figures are given in “$”)	Q3-25	Q3-24	YTD 2025	YTD 2024
Legal fees	38,039	60,572	100,939	127,627
Interest Expense1.	4,954	149,225	382,547	252,863
Board of director fees	61,250	51,250	183,750	128,750

1.

US$3,611 for the three months ended September 30, 2025, and US$269,086 for the nine months ended September 30, 2025. US$108,968 for the three months ended September 30, 2024, and US$185,549 for the nine months ended September 30, 2024. Includes interest expense for Ataraxia, board of directors and Mork Capital.

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities include a total of $62,322 ($55,455 as at December 31, 2024) payable to this law firm.

Another member of the Board is a board member of Pana Holdings Mauritius, the parent company of Ataraxia, which held convertible debentures until May 30, 2025.  Accounts payable and accrued liabilities at September 30, 2025, are $nil, ($40,011 or US$27,814, as at December 31, 2024) to Ataraxia for accrued interest.

A third member of the Board is an employee of MCAPM LP, which held convertible debentures until June 26, 2025.  Accounts payable and accrued liabilities at September 30, 2025, were $nil, (December 31, 2024 - $57,063 or US$39,669) to Mork Capital for accrued interest.

Certain members of the Board, elected to have most of their Board fees payable at December 31, 2023, converted into the November Debentures, for a total of US$147,000 (CDN$196,686).  Two holders converted US$49,000 of these November Debentures on September 23, 2025.  Accounts payable and accrued liabilities at September 30, 2025, include a total of $4,411 (US$3,168), (December 31, 2024 - $4,680 or US$3,253) to Board members for accrued interest.

Accounts payable and accrued liabilities include $268,718 ($201,218 as at December 31, 2024) for Board fees and $9,155 ($35,250 as at December 31, 2024) for management compensation.

Critical Accounting Estimates

In preparing the Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events.  The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.  In the opinion of management, the Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management’s best estimate as at the date of the September 30, 2025, Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined.  Actual results may differ from those estimates.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 23

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In YTD 2025 and 2024, the estimates and judgments included the assessment of impairment indicators of IP and recognition of SFD® related revenue.

The Company reviews IP for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing potential indicators of impairment of its IP, including the consideration of historical and forecasted SFD® related revenues, market capitalization, control premiums, and the SFD® related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the IP.

The Company recognizes SFD® related revenue in the Consolidated Financial Statements based on the performance obligation for NXT in SFD® surveys, which are the acquisition, processing, interpretation and integration of SFD® data.  Revenue from the sale of SFD® survey contracts is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time. The accounting for contracts that are not complete at the reporting date involves significant judgment, particularly as it relates to determining the total anticipated costs at completion.

Changes in Accounting Policies

The Consolidated Financial Statements have been prepared by management in accordance with US GAAP.  The Company has consistently used US GAAP for the eight most recently completed quarters.  The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2024, available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

Financial Instruments and Other Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, deferred revenue, long-term debt and convertible debentures.  The carrying value of these financial instruments, excluding long-term debt approximates their fair values due to their short terms to maturity.  NXT is not exposed to significant interest rate fluctuations arising from these financial instruments but is exposed to significant credit risk with accounts receivable.  For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada including, for example, insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 24

NXT is exposed to foreign exchange risk because of holding foreign denominated financial instruments.  Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.  The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

As at September 30, 2025, and December 31, 2024, the Company held no derivative financial instruments.  For more information relating to risks, see the section titled “Liquidity and Capital Resources – Net Working Capital”.

Outstanding Share Capital

Figures provided are Common Shares	November 12, 2025	September 30, 2025	December 31, 2024
Common shares	109,272,277	109,250,773	78,495,184
Dilutive securities:
Ataraxia Debentures at US$0.1430	-	-	9,790,209
November Debentures at US$0.1808	2,477,876	2,477,876	10,353,982
Debentures at US$0.2500	-	-	8,000,000
Ataraxia Debentures at US$0.2400	-	-	3,750,000
Stock Options	3,719,354	3,719,354	2,647,820
DSUs	402,915	402,915	120,226
RSUs	2,484,998	2,484,998	915,000
Marketing consultant compensation	~~-~~	~~-~~	634,439
Total share capital and dilutive securities	118,357,420	118,335,916	114,706,860

The dilutive securities in the above table reflect the number of common shares that would be issued if the dilutive securities were fully converted or exercised by the holder of the dilutive security.

Current Director & Officer Common Share Holdings

Figures provided are Common Shares	November 12, 2025	September 30, 2025	December 31, 2024
Peter Mork [1]	380,237	380,237	380,237
Charles Selby [1]	408,161	408,161	408,161
Gerry Sheehan [1]	77,000	77,000	77,000
Jeffrey Tilson [1]	6,854,212	6,854,212	5,254,961
Bruce G. Wilcox [1,2]	970,658	970,658	767,000
Eugene Woychyshyn 1,[2]	1,099,724	1,086,745	955,985
Total director and officer share capital	9,789,992	9,777,013	7,843,344
[1] Director of NXT
[2] Officer of NXT

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 25

Disclosure Controls and Procedures (“DCPs”) and

Internal Controls over Financial Reporting (“ICFR”)

NXT’s CEO and Chief Financial Officer (the “CFO”) (together the “Responsible Officers”) are responsible for establishing and maintaining DCPs, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s year-end consolidated financial statements and MD&A are being prepared.

DCPs and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized, and reported within the time periods specified by the relevant securities regulatory authorities in either Canada or the United States of America.  DCPs include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow for timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Responsible Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In evaluating the effectiveness of the Company’s DCPs, as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCPs:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties is of the greatest concern; and

•	NXT does not have a sufficient number of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of complex accounting matters, and relies on reviews by management, external consultants, and the Audit Committee.

From time to time, to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls, and tax issues in the normal course.

Given the small size of the Company’s finance team, management has established a practice of increased engagement of external consultants, legal counsel, the Company’s Disclosure Committee and Audit Committee in reviewing public disclosure.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 26

The Responsible Officers concluded that, as at September 30, 2025, NXT’s ICFR is not effective and as a result, its DCPs are not effective.  NXT reached this conclusion based upon its assessment that there is a more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company’s Consolidated Financial Statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including:

•	the implementation of controls regarding review procedures surrounding its disclosure; and
•	engagement of third-party experts used above.

In addition, the CFO engages subject matter consultants as the need arises.

There were no changes to the Company’s ICFR in Q3-25.

It should be noted that a control system, including the Company’s DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company, including the Company’s 2024 Annual Information Form is available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

NXT Energy Solutions Inc. MD&A for the period ended September 30, 2025	page | 27